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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
June 24, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 4 amends the Form CB/A submitted to the Securities and Exchange Commission by
KazakhGold Group Limited on July 26, 2011.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 17, 2011.*
2.	Investor Presentation, dated June 17, 2011.*
3.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated June 27, 2011. *
4.	Private Exchange Offer Document, dated June 27, 2011. *
5.	ADS Form of Acceptance with respect to Level I American Depositary Shares of OJSC Polyus Gold, dated June 27, 2011. *
6.	Share Form of Acceptance with respect to common shares of OJSC Polyus Gold, written in English and Russian, dated June 27, 2011. *
7.	Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 27, 2011. *

8.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 27, 2011. *

9.	Regulatory News Service Announcement, dated June 27, 2011. *
10.	Regulatory News Service Announcement, dated July 8, 2011. *
11.	Notification Letter, dated July 8, 2011. *
12.	Regulatory News Service Announcement, dated July 14, 2011. *
13.	Regulatory News Service Announcement, dated July 19, 2011. *
14.	Regulatory News Service Announcement, dated July 26, 2011. *
* Previously filed.
15.	Regulatory News Service Announcement, dated July 27, 2011.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or distributed to U.S. holders.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by KazakhGold Group Limited with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on June 20, 2011.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)

Evgeny Ivanov, Chairman

(Name and Title)

July 27, 2011

(Date)

KAZAKHGOLD GROUP LIMITED: CHANGE OF NAME TO POLYUS GOLD INTERNATIONAL LIMITED AND CHANGE OF TIDM

     Further to its announcement on 26 July 2011 in relation to the completion of the combination with OJSC Polyus Gold, KazakhGold Group Limited (the “Company”) announces that it has changed the name of the Company to “Polyus Gold International Limited” with immediate effect. In connection with this change of name, the London Stock Exchange TIDMs for its global depositary receipts (“GDRs”) will be changed as follows with effect from start of trading on 27 July 2011:

	Old Ticker:	New Ticker:

Regulation S GDRs:	KZG	POLG

Level I GDRs:	KZGI	PLGL

Enquiries:

Alexey V. Chernushkin, Director, Capital Markets and IR,		+44 (0) 20 8528 1450
Polyus Gold International Limited